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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SORRENTO PACIFIC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 SORRENTO VALLEY ROAD, SUITE 101
(No. And Street)

SAN DIEGO (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUBIE ASGHEDOM (858) 530-4426
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PKF
(Name - *if individual state last, first, middle name*)

2020 CAMINO DEL RIO N., STE. 500 (Address) SAN DIEGO (City) CA (State) 92108 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, AMY BEATTIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORRENTO PACIFIC FINANCIAL, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Amy Beattie
Signature

CHIEF OPERATING OFFICER
Title

Leanne S. Howard
Notary Public
1/22/2010

LEANNE S. HOWARD
Commission # 1707960
Notary Public - California
San Diego County
My Comm. Expires Dec 1, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Sorrento Pacific Financial, LLC (the "Company"), a California limited liability corporation, as of December 31, 2009 and 2008, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorrento Pacific Financial, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 16, 2010

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 505,821	$ 545,849
Receivables from clearing firm	216,664	27,365
Deposits with clearing organizations	30,000	30,000
Securities-trading	-	19,728
Client list, net (Note 9)	584,480	-
Other assets and deposits	116,698	51,853
Total current assets	1,453,663	674,795
Property and equipment, net	69,742	7,592
Total assets	$ 1,523,405	$ 682,387
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 22,984	$ 68,429
Accrued commissions	160,193	169,835
Due to affiliate	13,808	16,655
Earn-out obligation (Note 9)	169,506	-
Other accrued liabilities	57,642	52,113
Total current liabilities	424,133	307,032
Liabilities subordinated to the claims of general creditors	256,267	-
Total liabilities	680,400	307,032
COMMITMENTS AND CONTINGENCIES (Note 9)		
MEMBERS' CAPITAL	843,005	375,355
Total liabilities and members' capital	$ 1,523,405	$ 682,387

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and clearing	$ 3,391,970	$ 2,328,326
Marketing assistance	29,655	34,386
Interest	88,023	64,190
Other	291,056	233,335
Total revenues	3,800,704	2,660,237
Expenses:		
Commissions and clearing	2,922,635	2,092,483
Employee compensation and benefits	334,620	258,414
Outside services	229,051	107,848
Depreciation and amortization	103,021	5,502
Licenses and registration fees	42,616	29,340
Advertising and market development	35,219	765
Travel and entertainment	27,797	9,836
Office supplies and printing	17,564	10,285
Communication and technology	16,884	10,018
Meetings and conferences	13,607	7,464
Taxes	13,593	7,684
Occupancy	10,837	9,161
Insurance	6,631	5,237
Interest	6,528	306
Other	2,451	4,725
Total expenses	3,783,054	2,559,068
Net income	$ 17,650	$ 101,169

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years Ended December 31, 2009 and 2008

	Members' Capital	Accumulated Deficit	Total
Balance at December 31, 2007	$ 1,792,000	$ (1,517,814)	$ 274,186
Net income	-	101,169	101,169
Balance at December 31, 2008	1,792,000	(1,416,645)	375,355
Capital contribution	350,000	-	350,000
Membership interest issued in conjunction with acquisition of client list (Note 9)	100,000	-	100,000
Net income	-	17,650	17,650
Balance at December 31, 2009	$ 2,242,000	$ (1,398,995)	$ 843,005

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2009 and 2008

Balance at December 31, 2007	$ -
Balance at December 31, 2008	-
Additions	250,000
Accrued interest	6,267
Balance at December 31, 2009	$ 256,267

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 17,650	$ 101,169
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	103,021	5,502
Loss on sale of property and equipment	-	3,353
Accrued interest	6,267	-
(Increase) decrease in assets:		
Receivables from clearing firm	(189,299)	(6,532)
Other receivables	-	13
Other assets and deposits	(64,845)	(4,966)
(Decrease) increase in liabilities:		
Accounts payable	(45,445)	49,776
Accrued commissions	(9,642)	11,825
Due to affiliate	(2,847)	14,649
Other accrued liabilities	5,529	39,255
Net cash (used in) provided by operating activities	(179,611)	214,044
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(70,900)	-
Client list	(250,000)	-
Securities owned	19,728	(19,728)
Net cash used in investing activities	(301,172)	(19,728)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings on liabilities subordinated to the claims of general creditors	250,000	-
Capital contribution	350,000	-
Paydown on earn-out obligation	(159,245)	-
Net cash provided by financing activities	440,755	-
Net (decrease) increase in cash and cash equivalents	(40,028)	194,316
Cash and cash equivalents at the beginning of the year	545,849	351,533
Cash and cash equivalents at the end of the year	$ 505,821	$ 545,849

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2009 and 2008

	2009	2008
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 13,593	$ 7,635
Interest	$ -	$ 306
Noncash investing and financing activities:		
Acquisition of client list in exchange for equity and earn-out obligation	$ 428,751	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company provides broker-dealer and investment advisory services for community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2009 and 2008, accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2009 and 2008, the Company had uninsured cash balances of $260,907 and $295,849 respectively. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this institution.

At December 31, 2009 and 2008, the Company had one customer that comprised approximately 43% of commission revenues and two customers that comprised approximately 31% of commission revenues, respectively.

NOTE 2 - ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"), which became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Management has evaluated subsequent events, as defined by ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 16, 2010.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures* (ASC 820) - *Measuring Liabilities at Fair Value*." ASU No. 2009-05 amends *Fair Value Measurements and Disclosures - Overall* and provides clarification for the fair value measurement of liabilities. ASU No. 2009-05 is effective for the first reporting period including interim period beginning after issuance. The Company does not expect the adoption of ASU No. 2009-05 to have a material impact on its financial statements.

On January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 amends *Fair Value Measurements and Disclosures* (ASC 820) and provides disclosures relating to the transfers in and out of Levels 1 and 2 and activities within Level 3. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 activity, which are effective for fiscal years beginning after December 15, 2010, and interim periods within those years. The Company does not expect the adoption of ASU No. 2010-06 to have a material impact on its financial statements.

Securities Owned

The Company accounts for its investments in accordance with ASC 320, *Investments-Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Unrealized gains and losses on trading securities are included in earnings.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes

Upon its incorporation the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the members' individual income tax returns and no provision for federal income taxes is included in the Company's financial statements. The Company has recorded approximately $13,600 and $7,600 within its general and administrative expenses which represent the California Limited Liability Corporation fee paid by the Company in 2009 and 2008, respectively.

The Company has adopted the uncertain tax provisions of ASC 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2009, the Company has no accrued interest or penalties related to uncertain tax positions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Fair Value Measurements

The carrying values reflected in the statements of financial condition at December 31, 2009 and 2008 reasonably approximate their fair values in accordance with ASC 820, *Fair Value Measurements and Disclosures,* which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

Level 1 – Quoted prices in active markets (examples include NYSE, NASDAQ, etc.) for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

NOTE 2 - ACCOUNTING POLICIES (continued)

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. (Examples would include financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1) and unobservable inputs developed from Company data (Level 3). No allowance for potential credit losses was considered necessary at December 31, 2009 and 2008.

Reclassifications

Certain amounts related to prior year's presentation have been reclassified to conform to current's year presentation.

NOTE 3 - INVESTMENTS AND FINANCIAL INSTRUMENTS

At December 31, 2009, there were no investments in trading securities. At December 31, 2008, the Company held investments in trading securities relating to mutual funds that were classified as trading and consisted of the following in accordance with the requirements of ASC 820:

	December 31, 2008	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Securities-trading	$ 19,728	$ 19,728
Total	$ 19,728	$ 19,728

NOTE 4 - PROPERTY AND EQUIPMENT

Property, equipment and software are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from five to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consist of the following at December 31:

	2009	2008
Furniture and fixtures	$ 7,144	$ 7,144
Computers and equipment	25,047	25,047
Software costs	70,900	-
Leasehold improvements	1,577	1,577
	104,668	33,768
Less: Accumulated depreciation and amortization	(34,926)	(26,176)
Total property and equipment, net	$ 69,742	$ 7,592

Depreciation and amortization expense was $8,750 and $5,502 for the years ended December 31, 2009 and 2008, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness (approximately $28,300 at December 31, 2009), whichever is higher. At December 31, 2009, the Company had net capital of $297,152 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 1.3 to 1.

At December 31, 2008, the Company had net capital of $290,641 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital of 0.99 to 1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Financial Industry Regulatory Authority ("FINRA") and clearing firms.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated note payable to an affiliate, CUSO Financial Services, Inc. at December 31, 2009 was $250,000 plus $6,267 accrued interest payable at maturity. The note bears interest at 4.5% per annum and is due in June 2014.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority. The subordinated liability is added to members' capital and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CUSO"). For the years ended December 31, 2009 and 2008, the Company was charged $92,387 and $63,180, respectively, by CUSO for administrative and consulting services.

At December 31, 2009 and 2008, the amount due to affiliate was $13,808 and $16,655, respectively.

In 2005, the Company moved to a new facility and entered into a five year non-cancelable lease agreement with another related party, Black Diamond Services, Inc. The lease commenced on July 1, 2005 and expires June 30, 2010. Rent expense was $8,701 and $8,219 for the years ended December 31, 2009 and 2008, respectively.

Since July 2007, CUSO has rented 2,540 square feet from the Company with a rent offset of approximately $4,155 per month. The term of the lease expires on June 30, 2010.

Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending December 31,	Operating	Sublease	Total
2010	$ 28,335	$ (24,145)	$ 4,190
	$ 28,335	$ (24,145)	$ 4,190

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Financial Services Agreement

The Company has a financial services agreement with ICBA Financial Services Corporation ("ICBFS"). Under this agreement the Company provides back office operational and technology support in the areas of retail brokerage, financial planning, and insurance to the members of Independent Community Bankers of America ("ICBA") and ICBFS shall market its products and services and enhance ICBFS's services to Members. The term of this agreement is five years, commencing July 1, 2005 and ending June 30, 2010 with an automatic renewal of an additional five years, unless either party notifies the other of their intent to not renew. On December 1, 2009, the Company notified ICBFS that it does not intend to renew this agreement.

Asset Purchase Agreement

Effective July 15, 2009, the Company entered into an agreement with Partnervest Financial Group, LLC to purchase a client list from its broker-dealer for $250,000 cash, a 15% equity ownership in the Company, which was valued at $100,000, and an agreement to pay certain amounts based on revenues for a period of three years from the date of purchase. This earn-out obligation was estimated to be approximately $330,000. The total estimated value of the client list at the purchase date was estimated to be $680,000. As of December 31, 2009, the liability for the earn-out obligation was $169,506. The earn-out obligation was calculated using forecasted commission earnings developed from the Company's data. The value of equity was calculated using projected revenues and net assets less discounted rates for private companies and the structure of the Company for the year ended December 31, 2009.

The client list is being amortized over a three year period. At December 31, 2009 accumulated amortization was $94,271.

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.

SUPPLEMENTARY INFORMATION

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE I
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
Members' capital	$ 843,005	$ 375,355
Add: liabilities subordinated to the claims of general creditors	256,267	-
	1,099,272	375,355
Less non-allowable assets:		
Other receivables	(1,958)	(1,796)
Client list, net	(584,480)	-
Other assets and deposits	(116,698)	(51,853)
Property and equipment	(69,742)	(7,592)
Non-allowable assets	(772,878)	(61,241)
Less: Other deductions and/or charges	(967)	(46)
Net capital before charges on security positions	325,427	314,068
Less haircuts on security positions:		
Securities	-	(2,959)
Net capital	$ 325,427	$ 311,109
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 28,275	$ 20,468
Net capital in excess of amount required	$ 297,152	$ 290,641
Aggregate indebtedness	$ 424,133	$ 307,032
Ratio of aggregate indebtedness to net capital	1.3 to 1	0.99 to 1

Note: There are no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2009 and 2008.

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE II
COMPUTATIONS OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2009 and 2008

A computation of reserve requirement is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2009 and 2008

Information relating to possession or control requirements is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

In planning and performing our audit of the Sorrento Pacific Financial, LLC (the "Company") financial statements, as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
February 16, 2010